Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Michael E. Schapiro, Esq.
(202) 507-5163
mschapiro@stradley.com

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Kim McManus

Re:	Nationwide Mutual Funds
File No. 333-282323

Dear Ms. McManus:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by you on October 21, 2024, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving Nationwide Destination 2025 Fund, a series of the Registrant, and Nationwide Destination Retirement Fund, another series of the Registrant (the “Registrant Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  Per your request, the revisions indicated below will be included in an amended filing relating to the Registration Statement (the “Amendment”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

1.
Comment:  Please file a delaying amendment to the Registration Statement and include a legal opinion in an amended filing as required by Form N-14 Item 16(11).  Absent the legal opinion, the Registration Statement is incomplete under Rule 488.

Response:  Registrant filed a delaying amendment to the Registration Statement on October 22, 2024 per the Staff’s request and will include the legal opinion as an exhibit to the Amendment as required by Form N-14 Item 16(11).

2.	Comment: Please file a draft of the tax opinion referenced in the Registration Statement in correspondence prior to effectiveness of the Registration Statement.

Response: Registrant has attached a draft of the tax opinion referenced in the Registration Statement herewith as Exhibit A.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 507-5163 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Michael E. Schapiro
Michael E. Schapiro, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire

EXHIBIT A

Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

[____________, 2024]

Board of Trustees, Nationwide Mutual Funds
One Nationwide Plaza
Mail Code 5-02-210
Columbus, Ohio 43215

Re:
Agreement and Plan of Reorganization (“Plan”) made as of [__________, 2024], by Nationwide Mutual Funds (the “Trust”), a statutory trust created under the laws of the State of Delaware on behalf of two of its series, Nationwide Destination Retirement Fund (the “Acquiring Fund”) and Nationwide Destination 2025 Fund (the “Target Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”), which will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the Assets of the Target Fund in exchange solely for shares of beneficial interest, without par value, of the corresponding class of shares of the Acquiring Fund listed in the table set forth in Exhibit A hereto; (ii) the assumption by the Acquiring Fund of all of the Target Fund’s Liabilities; (iii) the distribution of each class of the Acquiring Fund’s shares to the shareholders of its corresponding class of shares of the Target Fund, according to their respective interests, in complete liquidation of the Target Fund; and (iv) the liquidation and dissolution of the Target Fund as soon as practicable after the Closing, all upon and subject to the terms and conditions of the Plan. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of [__________, 2024]; (b) the Prospectus/Information Statement provided to shareholders of the Target Fund dated [________, 2024]; (c) certain representations concerning the Reorganization made to us by the Acquiring Fund and the Target Fund in a letter dated [_________, 2024] (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that the Target Fund on the Closing date of the Reorganization satisfies, and immediately following the Closing date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Code, for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1. The acquisition by the Acquiring Fund of substantially all of the assets of the Target Fund, as provided for in the Plan, in exchange solely for the Acquiring Fund shares and the assumption by the Acquiring Fund of all of the Liabilities of the Target Fund followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Target Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Target Fund upon the transfer of substantially all of its assets to, and the assumption of its Liabilities by, the Acquiring Fund in exchange solely for the voting shares of the Acquiring Fund pursuant to Section 361(a) and Section 357(a) of the Code.

3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the Assets of the Target Fund in exchange solely for the assumption of the Liabilities of the Target Fund and shares of the Acquiring Fund pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund shares by the Target Fund to its shareholders in complete liquidation of the Target Fund pursuant to Section 361(c)(1) of the Code.

5. The tax basis of the Assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of these Assets in the hands of the Target Fund immediately prior to the Reorganization under Section 362(b) of the Code.

6. The holding periods of the Assets of the Target Fund received by the Acquiring Fund will include the periods during which such Assets were held by the Target Fund under Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their shares in the Target Fund solely for the shares (including fractional shares to which they may be entitled) of the Acquiring Fund pursuant to Section 354(a) of the Code.

8. The aggregate tax basis of the Acquiring Fund shares to be received by each Target Fund shareholder (including fractional shares to which they may be entitled) of the Acquiring Fund will be the same as the aggregate tax basis of the shares of the Target Fund exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of the Acquiring Fund shares received by each Target Fund shareholder (including fractional shares to which they may be entitled) will include the holding period of the Target Fund shares surrendered in exchange therefor, provided that the shareholder held the Target Fund shares as a capital asset on the effective date of the Reorganization pursuant to Section 1223(1) of the Code.

10. The Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations) the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any shareholder of the Target Fund with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-mark system of accounting or otherwise regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Acquiring Fund and the Target Fund of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

Stradley Ronon Stevens & Young, LLP